Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2025 Financial Results
and Business Update

•
Anzu-cel (anzutresgene autoleucel, IMA203) PRAME Cell Therapy: One-time infusion continues to show favorable tolerability as well as strong anti-tumor activity and durability in 33 heavily pretreated patients with metastatic melanoma in data from a Phase 1b trial presented at the 2025 ASCO Annual Meeting: 56% cORR, 12.1 months mDOR at 13.4 months mFU, 6.1 months mPFS and 15.9 months mOS

•
Anzu-cel (IMA203) PRAME Cell Therapy: Global, randomized, controlled Phase 3 trial, SUPRAME, in previously treated advanced melanoma ongoing; interim and final analyses will occur in 2026

•
IMA203CD8 PRAME Cell Therapy (GEN2): Phase 1a clinical trial ongoing with next data update, including dose escalation data in ovarian cancer, melanoma and synovial sarcoma, planned in 4Q 2025

•
IMA402 PRAME Bispecific: Phase 1a clinical trial in solid tumors ongoing with next data update with a focus on melanoma at relevant dose levels planned in 4Q 2025

•
IMA401 MAGEA4/8 Bispecific: Phase 1a clinical trial, including a checkpoint inhibitor combination, ongoing with next data update with a focus on head and neck cancer planned in 4Q 2025

•
Cash and cash equivalents as well as other financial assets of $560.5 million1 (€478.2 million) as of June 30, 2025; cash reach into 2H 2027

[1] All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2025 (1 EUR = 1.172 USD).

Immatics Press Release August 13, 2025 1 | 14

Houston, Texas and Tuebingen, Germany, August 13, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, today provided a business update and reported financial results for the quarter ended June 30, 2025.

“The presentation of positive and extended follow-up Phase 1b data at ASCO has further strengthened our conviction in the transformative therapeutic potential of our PRAME cell therapy, anzu-cel, in patients with advanced cutaneous and uveal melanoma,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “The advancement of the SUPRAME Phase 3 trial remains our top priority as we strive to bring anzu-cel to the market for patients with unmet medical need. In addition, Immatics is building the broadest PRAME franchise with the most PRAME indications and modalities. In the coming months, we look forward to delivering updates on our next-generation, half-life extended PRAME bispecific, IMA402, our second-generation PRAME cell therapy, IMA203CD8, as well as data beyond PRAME from IMA401, our bispecific targeting MAGEA4/8.”

Second Quarter 2025 and Subsequent Company Progress

PRAME Franchise

Anzu-cel (IMA203) PRAME Cell Therapy – Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and will be the Company’s first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) cutaneous melanoma as well as metastatic uveal melanoma, includes ~9,000 patients2.

Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced cutaneous melanoma

•
Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor.

[2] Refers to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast

Immatics Press Release August 13, 2025 2 | 14

•
SUPRAME is designed as a well-controlled clinical trial evaluating anzu-cel as a monotherapy in a late-stage cutaneous melanoma patient population and is intended to generate robust data to support regulatory approval of anzu-cel as Immatics advances this PRAME cell therapy towards the market.
•
Primary endpoint for seeking full approval will be blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes about quality of life.
•
Pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death). Data from the interim analysis is not intended to be published to protect the integrity of the ongoing clinical trial.
•
The Company remains on track for planned BLA submission in 1H 2027 and launch of anzu-cel in 2H 2027. Given the event-driven nature of the clinical trial design and based on the clinical site activation timelines, the target number of clinical trial sites and the current strong enrollment rate, Immatics estimates that the interim and final analyses will occur in 2026.
•
Patient recruitment is currently ongoing in the US and Germany. The SUPRAME trial is planned to be conducted in more than 65 sites across North America and Europe, including the US, Germany, France, the Netherlands, the UK and Canada.

Phase 1b trial for anzu-cel (IMA203) PRAME cell therapy in patients with metastatic melanoma

•
On May 31, 2025, extended follow-up data from the Phase 1b trial of anzu-cel in metastatic melanoma were presented by Martin Wermke, MD, in an oral presentation at the 2025 ASCO Annual Meeting. The data further substantiate Immatics’ global leadership in precision targeting of PRAME and the potential of anzu-cel to be the Company’s first PRAME product to enter the market. A one-time infusion of anzu-cel PRAME cell therapy in all melanoma patients demonstrated favorable tolerability and promising clinical activity: cORR of 56%; mDOR of 12.1 months at mFU of 13.4 months; mPFS of 6.1 months; mOS of 15.9 months
o
Cutaneous melanoma subgroup, all post-checkpoint inhibitor, showed cORR of 50%, mDOR not reached at mFU of 16.7 months; mPFS of 6.0 months
o
Uveal melanoma subgroup, majority post-tebentafusp and checkpoint inhibitor, showed cORR of 67%, mDOR of 11.0 months at mFU of 13.4 months; mPFS of 8.5 months

Immatics Press Release August 13, 2025 3 | 14

Anzu-cel (IMA203) PRAME cell therapy in patients with uveal melanoma

•
Immatics will continue to evaluate anzu-cel in patients with uveal melanoma through the ongoing Phase 1b clinical trial. In addition, a Phase 2 cohort for ~30 patients with uveal melanoma is planned to commence in 4Q 2025.
•
Uveal melanoma data from the Phase 1b trial that support the Phase 2 cohort will be presented by Sapna Patel, MD, in a proffered paper presentation at the European Society for Medical Oncology (ESMO) Congress 2025 on October 20, 2025.

IMA203CD8 PRAME Cell Therapy (GEN2) – Expansion to all Advanced PRAME Cancers

IMA203CD8 is the Company’s second-generation PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product with a tumor-agnostic approach, starting with gynecologic cancers.

•
Phase 1a dose escalation in solid tumors is ongoing to evaluate higher doses of IMA203CD8 with and without IL-2.
•
The next clinical trial update, which will report on the continued dose escalation in multiple PRAME cancers, including ovarian cancer, melanoma and synovial sarcoma treated at relevant doses, is planned for 4Q 2025.

IMA402 PRAME Bispecific – Expansion to Early-Stage PRAME Cancers

To expand the PRAME opportunity to early-stage PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR Bispecific, IMA402. Upon delivering clinical proof-of-concept (“PoC”) in last-line melanoma, Immatics plans to explore its potential in gynecologic cancers, non-small cell lung cancer (NSCLC), breast cancer and other solid tumor indications as well as earlier treatment lines of solid cancers, such as first-line (1L) cutaneous melanoma.

•
Phase 1a dose escalation is ongoing, and the next update with clinical data at relevant dose levels with a focus on second-line or later (2L) melanoma is planned for 4Q 2025.

Immatics Press Release August 13, 2025 4 | 14

Beyond the PRAME Franchise

IMA401 MAGEA4/8 Bispecific – Driving Innovation Beyond PRAME

Immatics is driving innovation beyond PRAME by evaluating its off-the-shelf, next-generation, half-life extended TCR Bispecific, IMA401, targeting MAGEA4/8 in patients with NSCLC, head & neck cancer, bladder cancer and other solid tumor indications, with the primary goal of developing this product candidate in earlier treatment lines.

•
Dose refinement in the Phase 1a trial evaluating IMA401 as a monotherapy and in combination with a checkpoint inhibitor is ongoing with a focus on indications with high MAGEA4/8 target expression, such as lung and head and neck cancer.
•
The Company expects to report updated data with a focus on head and neck cancer in 4Q 2025. Data with a focus on NSCLC are expected in 2026.

Corporate Development

•
The Company’s Chief Financial Officer, Arnd Christ, has informed the Company that he intends to transition out of the Company to pursue other opportunities. Arnd Christ has served as Chief Financial Officer of Immatics since 2020 and has been instrumental in driving the Company’s maturation as a publicly listed entity. He will be stepping down as Immatics enters its next phase of development and transitions to become a commercial-stage organization. The Company is commencing a search for his replacement. Arnd Christ will remain as the Company’s CFO to ensure a smooth transition until the earlier of the appointment of his successor or the end of 1Q 2026.
•
Moderna Collaboration: Immatics generated regulatory support data for one of Moderna’s mRNA product candidates that leveraged Immatics’ XPRESIDENT® and its bioinformatics and AI platform XCUBE™. Pursuant to the 2023 Collaboration Agreement under the Database/Vaccine Program, Immatics received a milestone payment triggered by the initiation of the first Phase 1 clinical trial for the Moderna product candidate.
•
International Nonproprietary Name: The International Nonproprietary Names (INN) Expert Committee of the World Health Organization selected anzutresgene autoleucel (anzu-cel) as the INN for Immatics’ PRAME cell therapy, previously known as IMA203. Each INN, often called a generic name, is a distinct and globally recognized designation used to identify pharmaceutical substances or active ingredients.

Immatics Press Release August 13, 2025 5 | 14

Second Quarter 2025 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total $560.5 million1 (€478.2 million) as of June 30, 2025, compared to $708.5 million1 (€604.5 million) as of December 31, 2024. The decrease is mainly due to ongoing research and development activities and includes unrealized foreign exchange translational losses of $41.7 million1 (€35.6 million), which do not impact the expected cash reach.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $5.5 million1 (€4.7 million) for the three months ended June 30, 2025, compared to $22.0 million1 (€18.8 million) for the three months ended June 30, 2024.

Research and Development Expenses: R&D expenses were $52.9 million1 (€45.1 million) for the three months ended June 30, 2025, compared to $41.3 million1 (€35.2 million) for the three months ended June 30, 2024. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials.

General and Administrative Expenses: G&A expenses were $15.0 million1 (€12.8 million) for the three months ended June 30, 2025, compared to $11.8 million1 (€10.1 million) for the three months ended June 30, 2024.

Net Profit and Loss: Net loss was $82.4 million1 (€70.3 million) for the three months ended June 30, 2025, compared to a net loss of $21.1 million1 (€18.0 million) for the three months ended June 30, 2024. The increase mainly resulted from lower revenue recognized and higher unrealized non-cash foreign exchange rate losses.

Full financial statements can be found in our Report on 6-K filed with the Securities and Exchange Commission (SEC) on August 13, 2025, and published on the SEC website under www.sec.gov.

Immatics Press Release August 13, 2025 6 | 14

Upcoming Investor Conferences

•
Cantor Global Healthcare Conference, New York (NY) – September 3 - 5, 2025
•
Jefferies Global Healthcare Conference, London, United Kingdom – November 17 - 20, 2025

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

About PRAME

PRAME is a target expressed in more than 50 cancers. Immatics is the global leader in precision targeting of PRAME and has the broadest PRAME franchise with the most PRAME indications and modalities. The Immatics PRAME franchise currently includes three product candidates, two therapeutic modalities and a combination therapy that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy (GEN2), IMA402 PRAME bispecific and anzu-cel in combination with Moderna’s PRAME adaptive immune modulating therapy.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Immatics Press Release August 13, 2025 7 | 14

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Immatics Press Release August 13, 2025 8 | 14

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

Immatics Press Release August 13, 2025 9 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	4,737	18,755	23,318	49,024
Research and development expenses	(45,106)	(35,216)	(87,014)	(67,324)
General and administrative expenses	(12,780)	(10,128)	(24,847)	(21,770)
Other income	22	25	41	37
Operating result	(53,127)	(26,564)	(88,502)	(40,033)
Change in fair value of liabilities for warrants	133	(648)	1,730	395
Other financial income	4,421	9,665	10,685	20,580
Other financial expenses	(22,776)	(305)	(36,113)	(515)
Financial result	(18,222)	8,712	(23,698)	20,460
Loss before taxes	(71,349)	(17,852)	(112,200)	(19,573)
Taxes on income	1,001	(140)	1,996	(660)
Net loss	(70,348)	(17,992)	(110,204)	(20,233)
Net loss per share:
Basic	(0.58)	(0.17)	(0.91)	(0.20)
Diluted	(0.58)	(0.17)	(0.91)	(0.20)

Immatics Press Release August 13, 2025 10 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	(Euros in thousands)		(Euros in thousands)
Net loss	(70,348)	(17,992)	(110,204)	(20,233)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(5,833)	462	(8,544)	798
Total comprehensive loss for the period	(76,181)	(17,530)	(118,748)	(19,435)

Immatics Press Release August 13, 2025 11 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2025	December 31, 2024
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	256,635	236,748
Other financial assets	221,551	367,704
Accounts receivables	1,962	5,857
Other current assets	23,788	19,246
Total current assets	503,936	629,555
Non-current assets
Property, plant and equipment	46,306	50,380
Intangible assets	1,598	1,629
Right-of-use assets	14,462	13,332
Other non-current assets	1,000	1,250
Total non-current assets	63,366	66,591
Total assets	567,302	696,146
Liabilities and shareholders’ equity
Current liabilities
Provisions	4,391	—
Accounts payables	18,701	20,693
Deferred revenue	24,389	35,908
Liabilities for warrants	—	1,730
Lease liabilities	3,004	2,851
Other current liabilities	6,762	6,805
Total current liabilities	57,247	67,987
Non-current liabilities
Deferred revenue	27,561	34,161
Lease liabilities	14,112	13,352
Deferred tax liability	3,808	5,804
Total non-current liabilities	45,481	53,317
Shareholders’ equity
Share capital	1,216	1,216
Share premium	1,170,616	1,162,136
Accumulated deficit	(699,745)	(589,541)
Other reserves	(7,513)	1,031
Total shareholders’ equity	464,574	574,842
Total liabilities and shareholders’ equity	567,302	696,146

Immatics Press Release August 13, 2025 12 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2025	2024
	(Euros in thousands)
Cash flows from operating activities
Net loss	(110,204)	(20,233)
Taxes on income	(1,996)	660
Loss before tax	(112,200)	(19,573)
Adjustments for:
Interest income	(9,719)	(12,660)
Depreciation and amortization	6,166	6,116
Interest expenses	493	420
Equity-settled share-based payment	8,471	8,605
Net foreign exchange differences and expected credit losses	34,241	(7,723)
Change in fair value of liabilities for warrants	(1,730)	(395)
Gains from disposal of fixed assets	40	1
Changes in:
Decrease in accounts receivables	3,894	1,283
(Increase)/decrease in other assets	(277)	766
Decrease in deferred revenue, accounts payables and other liabilities	(15,534)	(48,493)
Interest received	18,012	8,260
Interest paid	(493)	(420)
Income tax paid	(5,445)	(2,012)
Income tax refunded	820	—
Net cash used in operating activities	(73,261)	(65,825)
Cash flows from investing activities
Payments for property, plant and equipment	(4,503)	(11,797)
Payments for intangible assets	(190)	(148)
Proceeds from disposal of property, plant and equipment	47	—
Payments for investments classified in Other financial assets	(280,651)	(356,596)
Proceeds from maturity of investments classified in Other financial assets	396,353	196,548
Net cash provided by/(used in) investing activities	111,056	(171,993)
Cash flows from financing activities
Net proceeds from issuance of shares to equity holders	9	174,476
Payments of lease liabilities	(1,473)	(397)
Net cash provided by/(used in) financing activities	(1,464)	174,079
Net increase/(decrease) in cash and cash equivalents	36,331	(63,739)
Cash and cash equivalents at the beginning of the period	236,748	218,472
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(16,444)	3,410
Cash and cash equivalents at the end of the period	256,635	158,143

Immatics Press Release August 13, 2025 13 | 14

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2024	847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income	—	—	—	798	798
Net loss	—	—	(20,233)	—	(20,233)
Comprehensive income/(loss) for the period	—	—	(20,233)	798	(19,435)
Equity-settled share-based compensation	—	8,605	—	—	8,605
Share options exercised	1	1,036	—	—	1,037
Issue of share capital – net of transaction costs	183	173,257	—	—	173,440
Balance as of June 30, 2024	1,031	1,006,064	(624,992)	(838)	381,265
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(8,544)	(8,544)
Net loss	—	—	(110,204)	—	(110,204)
Comprehensive loss for the period	—	—	(110,204)	(8,544)	(118,748)
Equity-settled share-based compensation	—	8,471	—	—	8,471
Share options exercised	—	9	—	—	9
Balance as of June 30, 2025	1,216	1,170,616	(699,745)	(7,513)	464,574

Immatics Press Release August 13, 2025 14 | 14